EXHIBITS TO
SEC file no.:10459

Amended Offering Circular
Mid-Hudson Region Rural
Broadband Company, Inc.

September 24, 2018

EXHIBIT # 1

Articles of incorporation

Receipt for filing articles of Incorporation

Bylaws

TO SEC file no.:10459

Amended Offering Circular
Mid-Hudson Region Rural
Broadband Company, Inc.

September 24, 2018

New York State Department of State
Division of Corporations, State Records and Uniform Commercial Code
One Commerce Plaza, 99 Washington Avenue
Albany, NY 12231
www.dos.ny.gov

CERTIFICATE OF INCORPORATION
OF

Mid-Hudson Region Rural Broadband Company, Inc.

(Insert Corporate Name)

Under Section 402 of the Business Corporation Law

FIRST: The name of the corporation is:

Mid-Hudson Region Rural Broadband Company, Inc.

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located

is: Ulster

FOURTH: The total number of shares which the corporation shall have authority to issue and a statement of the par value of each share or a statement that the shares are without par value are: 200 No Par Value

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against the corporation may be served. The address to which the Secretary of State shall mail a copy of any process accepted on behalf of the corporation is:

Harriet Grifo, Vice President
87 Sam's Point Road
PO Box 27
Cragsmoor, NY 12420

Incorporator Information Required

X _____
_____*(Signature)*

Tony Ramos, President/ Rural Broadband Company, Inc.
_____*(Type or Print Name)*

1050 Connecticut Ave., NW, 10th floor
_____*(Address)*

Washington, DC 20036
_____*(City, State, Zip Code)*

CERTIFICATE OF INCORPORATION

OF

Mid-Hudson Region Rural Broadband Company, Inc.
_____*(Insert Corporate Name)*

Under Section 402 of the Business Corporation Law

Filed by: Tony Ramos, President/ Rural Broadband Company, Inc.
_____
(Name)

1050 Connecticut Ave.,NW, 10th floor
_____
(Mailing Address)

Washington, DC 20036
_____
(City, State and Zip Code)

Note: This form was prepared by the New York State Department of State for filing a certificate of incorporation for a business corporation. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The fee for a certificate of incorporation is $125 plus the applicable tax on shares required by Section 180 of the Tax Law. The minimum tax on shares is $10. The tax on 200 no par value shares is $10 (total $135). Checks should be made payable to the Department of State for the total amount of the filing fee and tax.

For DOS use only

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

                              FILING RECEIPT
==
ENTITY NAME: MID-HUDSON REGION RURAL BROADBAND COMPANY, INC.

DOCUMENT TYPE: INCORPORATION (DOM. BUSINESS)   COUNTY: ULST

==
FILED:10/01/2013 DURATION:PERPETUAL   CASH#:131001000537 FILM #:131001000489
                                      DOS ID:4466359

     FILER: EXIST DATE
     ------   ----------
     ANTHONY E. RAMOS   10/01/2013
     C/O HARRIET GRIFO
     355 CRAGSMOOR ROAD
     CRAGSMOOR, NY 12420

     ADDRESS FOR PROCESS:

     HARRIET GRIFO, DIRECTOR
     C/O CRAGSMOOR FREE LIBRARY   355 CRAGSMOOR ROAD
     CRAGSMOOR, NY 12420

     REGISTERED AGENT:

     STOCK: 200 NPV

     The corporation is required to file a Biennial Statement with the Department
     of State every two years pursuant to Business Corporation Law Section 408.
     Notification that the biennial statement is due will only be made via email.
     Please go to www.email.ebiennial.dos.ny.gov to provide an email address
     to receive an email notification when the Biennial Statement is due.

==
SERVICE COMPANY: ** NO SERVICE COMPANY **   SERVICE CODE: 00 *

FEES   135.00   PAYMENTS   135.00
            --------   --------
FILING   125.00   CASH   0.00
TAX   10.00   CHECK   135.00
CERT   0.00   CHARGE   0.00
COPIES   0.00   DRAWDOWN   0.00
HANDLING   0.00   OPAL   0.00
                                                        REFUND   0.00
==
                                                      DOS-1025 (04/2007)

AMENDED BYLAWS OF MID-HUDSON REGION RURAL BROADBAND COMPANY, INC. (MHRRBC)

A wholly-owned subsidiary of RURAL BROADBAND COMPANY, INC. (RBC)

FOR THE YEAR - 2016





Rural Broadband© Companies

Wawarsing's My First Car Club
Interconnector systems of voice/streaming/Internet for rural America
On Facebook!
Facebook.com/MyFirstCarClub
www.WarsingMyCar.com

WITHOUT OBJECTION AFTER SUBMISSION TO THE BOARD, duly organized

as of February 8, 2016:

1. **Annual Meeting.** The meeting of shareholders shall be held each year for the election of directors and for the transaction of any business that may come before the meeting. The Board of Directors shall designate the time and place of meeting.

2. **Special Meeting.** Special meetings of the shareholders, for any purpose or purposes, shall be held when directed by the chair of the board, the president, the Board of Directors, or at the request of the holders of not less than 1/10 of all outstanding shares of the corporation entitled to vote at that meeting.

3. **Place of Meeting.** The Board of Directors may designate any place, either in or outside the District of Columbia, as the place of meeting for any annual or special meeting of the shareholders. If no designation is made, the place of meeting shall be the Corporation's principal office.

4. **Action Without a Meeting.** Action required or permitted to be taken at any meetings of the shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the shareholders of outstanding shares of each voting group entitled to vote on it having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote were present and voted. To be effective the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having direct the number of votes of each voting group entitled to vote, and delivered to the Corporation at its principal office in the District of Columbia, or its principal place of business, or to the corporate secretary or another officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take corporate action unless, within 60 days of the date of the earliest dated consent delivered in the manner required by this section, written consents signed by the number of holders required to take action are delivered to the corporation.

   Any written consent may be revoked before the date the Corporation receives the required number of consents to authorize the proposed action. No revocation is effective unless in writing and until received by the Corporation at its principal office or its principal place of business, or received by the corporate secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

Within 10 days after obtaining authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action is one for which dissenters his rights are provided under the articles of incorporation or bylaws, the notice shall contain a clear statement of the right of dissenting shareholders to be paid the fare value of their shares on compliance with applicable law.

A consent signed as required by this section has the effect of a meeting voting may be described as such in any document.

Whenever action is taken as provided in this section, the written consent of the shareholders consenting or the written reports of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.

5. **Notice of Meeting.** Except as provided in the Corporation law of the State of New York, written or printed notice stating the place, date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by first-class mail, or by email, or at the direction of, the president or the secretary, or the officer or other persons calling the meeting, to each shareholder of record entitled to vote at the meeting. If the notice is mailed at least 30 days before the date of the meeting, a class of United States mail other than one that may affect its first -class status, for example, priority mail, may be used.

   If mailed, the notice shall be effective when mailed, even if it is mailed postage prepaid incorrectly addressed to the shareholders address shown in the current record of shareholders of the corporation.

   When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting, if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this section to each shareholder of record on the new record date entitled to vote at such meeting.

6. **Waiver of Notice of Meeting.** Whenever any notice is required to be given to any shareholder, a waiver in writing signed by the person or persons entitled to such notice, whether signed before, during, or after the time of the meeting and delivered to the Corporation for inclusion in the minutes or filing with the corporate records, shall be equivalent to the giving of such notice. Attendance of the person at a meeting shall constitute a waiver of (a) lack of or defective notice of the meeting, unless the person objects at the beginning of the meeting to the holding of the meeting or the transacting of any business at the meeting, or (b) lack of or defective notice of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the person objects to considering the matter when it is presented.

7. **Fixing of Record Date.** In order that the Corporation may determine the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or to express consent the corporate action in writing without a meeting, or to demand a special meeting, the Board of Directors may fix in advance, a record date, not more than 70 days before the date of the meeting or any other action. A determination of shareholders of record entitled to notice of, or to vote at, the meeting of shareholders shall apply to any adjournment of the meeting unless the board fixes and new record date, which it must do when the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting

    If no prior action is required by the board, the record date for determining shareholders entitled to take action without a meeting is to date the first signed written consent is delivered to the Corporation under section 6 of these bylaws.

8. **Shareholders' List.** After fixing a record date for a meeting of shareholders, the Corporation shall prepare an alphabetical list of the names of all its shareholders entitled to notice of the meeting, arranged by voting group with the address of, and the number, class, and series, if any, of shares held by, each shareholder. The shareholders' list must be available for inspection by any shareholder for 10 days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the corporation's principal office at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the corporation's transfer agent or registrar. Any shareholder of the Corporation or the shareholder's agent or attorney is entitled on written demand to inspect the shareholders' list during regular business hours and at the shareholder's expense, during the period in which it is available for inspection.

    The corporation shall make the shareholders' is list available at the meeting of shareholders, and any shareholder or shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

9. **Voting Per Share.** Except as otherwise provided in the articles of incorporation or by law, each shareholder is entitled to one vote for each outstanding share held by him, her or it on each matter voted at a shareholders meeting.

10. **Voting of Shares.** Shares standing in the name of the parent company, RBC, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable law, by a person or persons designated by the Board of Directors of the parent company. In the absence of any such designation, or in case of conflicting designation by the parent company, the chair of the board, the president, any vice president, the secretary and treasurer of the parent company, in that order, shall be presumed to be fully authorized to vote the shares.

    Administrators, executors, or guardians, may vote as personal representative or Conservator, either in person or by proxy, without a transfer of such shares into his or her name. The trustee, either in person or by proxy, may vote shares standing in the name of a trustee but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name or the name of his or her nominee.

Shares held by, or under the control of, a receiver, a trustee in bankruptcy proceedings, or an assignee for the benefit of creditors may vote without the transfer into his or her name.

If shares stand of record in the names of two or more persons, whether fiduciaries, members of the partnership, joint tenants, tenants and, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the secretary of the Corporation is given notice to the contrary, and is furnished with a copy of the instrument or order appointing them or creating a relationship wherein it is so provided, then, with respect to voting, the voting shall have the following effect: (a) if only one of the persons votes, in person or by proxy, that act binds all; (b) if more than one votes, in person or by proxy, the act of the majority so voting binds all; (c) if more than one votes, in person or by proxy, but the voters evenly split on a particular matter, each faction is entitled to vote the share or shares in question proportionately; or (d) if the instrument or order so filed shows that any such tenancy is held in equal interest, a majority or a vote evenly split for purposes hereof shall be a majority or vote evenly split in interest. The principles of this paragraph shall apply, as far as possible, to the execution of proxies, waivers, consents, or objections and for the purpose of ascertaining the presence of a quorum.

11. **Proxies.** Any shareholder of the Corporation, or other person entitled to vote on behalf of a shareholder under these bylaws, or attorney-in-fact for such persons, may vote the shareholder's shares in person or by proxy. Any shareholder may appoint a proxy to vote or otherwise act for him or her by signing an appointment form, either personally or by attorney-in-fact. An electronic transmission shall be deemed a sufficient appointment form.

An appointment of a proxy is effective when received by the Secretary of the Corporation, or such other officer or agent authorized to tabulate votes, and shall be valid for up to 11 months, unless a longer period is expressly provided in the appointment form.

The death or incapacity of the shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes revokes the proxy's authority under the appointment.

An appointment of a proxy is revocable by the shareholder, unless the appointment form conspicuously states that it is irrevocable, and the appointment is coupled with an interest.

12. **Quorum.** Shareholders entitled to vote as a separate voting group may take action on the matter at a meeting, only if a quorum of those shares exists with respect to that matter. Except as otherwise provided in the articles of incorporation or bylaws, the majority of the shares entitled to vote on the matter by each voting group, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders.

Once the shareholder is represented for any purpose at a meeting, he/she/it is deemed present for quorum purposes for the remainder of the meeting, and for any adjournment of that meeting, unless a new record date is, or must be, set for that adjourned meeting.

13. **Corporate mission to include community anchor institutions that serve vulnerable populations.** The Corporation, through its Board, Officers and Shareholders, agrees that making provision for the expansion of voice/ data/ streaming video infrastructure and capacity as well as for efforts to expand user adoption rates to rural community anchor institutions that serve vulnerable populations, on a per project basis, furthers the goals of the corporation.

14. **Corporate Giving.** The Corporation, through its Board, Officers and Shareholders, agrees that, as a further part of its mission, charitable giving, either by in-kind products and services, or by financial contributions to the Future Farmers of America, or its Foundation, Organization, and State and Local Chapters, on a per project basis, furthers the goals of the corporation.

15. **Officers and Directors to be held harmless.** Any officers, directors and shareholders shall be held harmless from any matters concerning the Corporation, including any monies owed to any of the founders, or to any creditors, or to any persons or corporations for any activities prior to said date. Pursuant to Resolution 27, the company president shall procure directors and officers liability insurance, take care to make sure that such insurance remains in effect, and take care to advise the insurance company of any changes, by annual elections, resignations, removal, absence or otherwise, of such officers and directors, from time to time as may be necessary to provide ongoing coverage for any officers and directors and for any incoming officers and directors. Pursuant to previous voice vote, the board authorized toe president to procure general liability insurance to cover the officers and directors, buy also any other persons who may be entitled to said general liability coverage as a result of any activities performed in furtherance of the business of RBC or any of its subsidiaries.

16. **Corporate Mission.** The corporate mission is limited to fulfilling the operations of any project that is originated, organized, developed and funded by the parent company, Rural Broadband Company, Inc.

17. **Dilution of shares.** The following formula shall apply with respect to the dilution of, and therefore that addition of shares to existing shareholders:

Dilution, shall be determined by subtracting the maximum sales commissions and expenses set forth in the prospectus from the gross proceeds of the offering and adding the net worth prior to the offering. Divide this sum by the total number of shares to be outstanding at the conclusion of the offering to determine book value. Subtract the book value from the proposed offering price and divide the result by the proposed offering price to arrive at the percentage of dilution. For the purpose of calculating "dilution" or "book value", intangible assets such as patents, copyrights, franchises, trademarks, operating rights and goodwill are deducted from total assets.
Dilution Formula:

NP = Gross Proceeds minus Maximum Sales Commissions and Expenses
NW = Net Worth prior to the offering
TS = Total Number of shares to be outstanding after a successful offering
BV = Book Value
OP = Offering Price

Example:

$$\frac{NP + NW}{TS} = BV$$

$$\frac{OP - BV}{OP} = \text{Dilution}"$$

ORIGINAL BYLAWS ADOPTED BY THE BOARD ON the 28th day of February, 2013.

AMENDED BYLAWS ADOPTED BY THE BOARD ON the 8th day of February, 2016.

EXHIBIT # 2

Exemplar escrow agreement

TO SEC file no.:10459

Amended Offering Circular
Mid-Hudson Region Rural
Broadband Company, Inc.

September 24, 2018

MID-HUDSON REGION RURAL BROADBAND COMPANY ESCROW AGREEMENT

This ESCROW AGREEMENT (this "Agreement") is made as of the 24th day of September, 2018, by and among Mid-Hudson Region Rural Broadband Company, Inc. (the "Issuer"), and Olekanma Ekekwe-Kauffman, Esquire (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Issuer proposes to sell up to 13,333,333 shares of common stock (the "Shares") for a maximum dollar amount of $20,000,000.00 (the "Offering Amount") to investors (the subscribers of the Shares pursuant to this offering are hereinafter referred to as "Investors"), in a JOBS Act / Regulation A - Tier 1 offering which is in the qualification process by the United States Securities and Exchange Commission (hereinafter, SEC), with a minimum amount of $5,000.00 required to be sold in the offering (the "Offering");

WHEREAS, the Issuer proposes to establish an escrow account (the "Escrow Account"), to which subscription monies which are received by the Escrow Agent in connection with such Offering are to be credited, and the Escrow Agent is willing to establish the Escrow Account on the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Escrow Agent has agreed to utilize her attorney trust account, which is regulated by the D.C. Bar, of which she is a member, into which the subscription monies, which are received by the Escrow Agent from the investor, or the Placement Agent (either a broker, underwriter, or, in the case of non-broker sales, by the Issuer's dealer, pursuant to New York Blue Sky law) and credited to the Escrow Account, are to be deposited.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

1. Deposits to the Bank Account.

    The Placement Agent or the investor shall promptly deliver to the Escrow Agent all subscription monies in payment for the Shares, which monies shall be in the form of checks or wire transfers. Upon the Escrow Agent's receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable substantially as follows to Mid-Hudson Region Rural Broadband Company, Inc. Escrow Account c/o Olekanma A. Ekekwe, Esquire, as trustee. Any check payable other than to the Escrow Agent as required hereby shall be returned to the prospective Investor, or if the Escrow Agent has insufficient information to do so, then to the Placement Agent, together with any Subscription Information, by noon of the next business day following receipt of such check by the Escrow Agent, and such check shall be deemed not to have been delivered to the Escrow Agent pursuant to the terms of this Agreement.

Promptly after receiving subscription monies, the Escrow Agent shall deposit the same into the trust account. Amounts of monies so deposited are hereinafter referred to as "Escrow Amounts." The Escrow Agent shall cause the Bank to process all Escrow Amounts for collection through the banking system. Simultaneously with each deposit to the Escrow Account, the Placement Agent shall inform the Escrow Agent in writing of the name, address, and the tax identification number of the Investor, the amount of Shares subscribed for by such Investor, and the aggregate dollar amount of such subscription, collectively, the "Subscription Information." The subscription information shall only be contained in the subscription agreement.

The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Bank Account checks which are not accompanied by the appropriate Subscription Agreement, which at minimum shall include the name, address, tax identification number and the number of Shares.

The Escrow Agent shall not be required to accept into the Escrow Account any amounts representing payments by prospective Investors, whether by check or wire, except during the Escrow Agent's regular business hours.

Only those Escrow Amounts, which have been deposited in the Trust Account and which have cleared the banking system and have been collected by the Escrow Agent, are herein referred to as the "Fund."

If the Offering is terminated before the Termination Date, the Escrow Agent shall refund any portion of the Fund prior to disbursement of the Fund, in accordance with Article 2, following, hereof upon instructions in writing signed by both the Issuer and the Placement Agent.

2. Disbursement from the Bank Account.

Subject to provisions below, if at any time up to the close of regular banking hours on the Termination Date, the Escrow Agent receives notification of a proposed closing from the Issuer and the Placement Agent, the Escrow Agent shall facilitate periodic closings based upon written instructions signed by the Issuer and the Placement Agent. Upon receipt of written instructions, the Escrow Agent shall promptly disburse the Fund, by wiring Funds from the Account. At each closing, the Placement Agent or the issuer shall provide a legal letter stating that all conditions for release have been met.

If the Escrow Agent has on hand at the close of business on the Termination Date any uncollected portion of the Offering Amount, the Collection Period, consisting of the number of business days needed to clear the bank, shall be utilized to allow such uncollected amounts to clear the banking system. During the Collection Period, the Issuer and the Placement Agent shall not deposit, and the Escrow Agent shall not accept, any additional amounts; provided, however, that such amounts as were received by the

Placement Agent by the close of business on the Termination Date may be deposited with the Escrow Agent by noon of the next business day following the Termination Date. Any uncollected funds which clear the banking system after the Collection Period shall be promptly returned directly to each Investor without interest or deduction therefrom.

Upon disbursement of the Fund pursuant to the terms of this agreement, the Escrow Agent shall be relieved of further obligations and released from all liability under this Agreement. It is expressly agreed and understood that in no event shall the aggregate amount of payments made by the Escrow Agent exceed the amount of the Fund.

3. Rights, Duties and Responsibilities of Escrow Agent. It is understood and agreed that the duties of the Escrow Agent are purely ministerial in nature, and that:

The Escrow Agent shall notify the Placement Agent and the issuer, of the Escrow Amounts which have been deposited into the Bank Account ,and of the amounts constituting the Fund, which have cleared the banking system and have been collected by the Escrow Agent.

The Escrow Agent shall not be responsible for, or be required to enforce any of the terms or conditions of the placement agreement or the subscription agreement or any other agreement between the Placement Agent and the Issuer, nor shall the Escrow Agent be responsible for the performance by the Placement Agent or the Issuer of their respective obligations under this Agreement.

The Escrow Agent shall not be required to accept from the Placement Agent or the Issuer, any Subscription Information pertaining to prospective Investors unless such Subscription Information is contained in the subscription agreement and accompanied by checks or wire transfers meeting the requirements shown above, nor shall the Escrow Agent be required to keep records of any information with respect to payments deposited by the Placement Agent or the investor, except as to the amount of such payments; however, the Escrow Agent shall notify the Placement Agent and the issuer within a reasonable time of any discrepancy between the amount set forth in any Subscription Agreement and the amount delivered to the Escrow Agent therewith. Such amount need not be accepted for deposit in the Escrow Account until such discrepancy has been resolved.

The Escrow Agent shall be under no duty or responsibility to enforce collection of any check delivered to it hereunder. The Escrow Agent, within a reasonable time, shall return to the Placement Agent or the Issuer any check received which is dishonored, together with the Subscription Agreement which accompanied such check.

If the Escrow Agent is uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Trust Account, the Escrow Amounts or the Fund which, in its sole determination, are in conflict either with other instructions received by it or with any provision of this Agreement, it shall be entitled to hold the Escrow Amounts, the Fund, or a portion thereof, in the Trust Account pending the resolution of such uncertainty to the Escrow Agent's sole satisfaction, by final judgment of a court or courts of competent jurisdiction or otherwise.

The Escrow Agent shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by it, except in the case of willful misconduct or gross negligence. The Escrow Agent shall be entitled to consult with counsel of its own choosing and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

The Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Escrow Amounts, the Fund or any part thereof or to file any financing statement under the Uniform Commercial Code with respect to the Fund or any part thereof.

4. Amendment; Resignation or Removal of Escrow Agent. This Agreement may be altered or amended only with the written consent of the Issuer, the Placement Agent, if any, and the Escrow Agent. The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving written notice of such resignation to the Issuer and the Placement Agent, if any, specifying a date when such resignation shall take effect and upon delivery of the Fund to the successor escrow agent designated by the Issuer and the Placement Agent, if any, in writing. Such successor escrow agent shall become the

Escrow Agent hereunder upon the resignation date specified in such notice. If the Issuer and the Placement Agent fail to designate a successor Escrow Agent within thirty (30) days after such notice, then the resigning Escrow Agent shall promptly refund the amount in the Fund to each prospective Investor, without interest thereon or deduction. The Escrow Agent shall continue to serve until its successor accepts the escrow and receives the Fund. The Issuer shall have the right at any time to remove the Escrow Agent and substitute a new escrow agent by giving notice thereof to the Escrow Agent then acting. Upon its resignation and delivery of the Fund, the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with the escrow contemplated by this Agreement, except in the case of willful misconduct or gross negligence by the Escrow Agent. Without limiting the provisions of any sections herein, the resigning Escrow Agent shall be entitled to be reimbursed by the Issuer and the Placement Agent, if any, for any reasonable expenses incurred in connection with its resignation, transfer of the Fund to a successor escrow agent or distribution of the Fund.

4. Representations and Warranties. The Issuer and the Placement Agent, if any, hereby severally represent and warrant to the Escrow Agent that:

No party other than the parties hereto and the prospective Investors have, or shall have, any lien, claim or security interest in the Escrow Amounts or the Fund or any part thereof.

No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing, whether specifically or generally, the Escrow Amounts or the Fund or any part thereof.

The Subscription Agreement submitted with each deposit shall, at the time of submission and at the time of the disbursement of the Fund, be deemed a representation and warranty that such deposit represents a bona fide payment by the Investor described therein for the amount of Shares set forth in such Subscription Agreement.

All of the information contained in the Subscription Agreement is, as of the date hereof, and will be, at the time of any disbursement of the Fund, true and correct.

Reasonable controls have been established and required due diligence performed by the Issuer and the Placement Agent, if any, to comply with "Know Your Customer" regulations, USA Patriot Act, Office of Foreign Asset Control (OFAC) regulations and the Bank Secrecy Act.

The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the offering of the Shares and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the offering of the Shares, to which it is a party or any of its property is subject.

The Escrow Agent is appointed to act as agent only for the limited purposes set forth in this Agreement; no representation, statement, communication or other suggestion shall be made that the Escrow Agent has investigated the desirability or advisability of investment in the Shares or has approved, endorsed or passed upon the merits of purchasing the Shares; and the name of Escrow Agent has not and shall not be used in any manner in connection with the offering of the Shares other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

The escrow agent certifies by the signature on this Agreement that she possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its respective businesses, and it has not received any notice of proceedings relating to the revocation or modification of, or noncompliance with, any such license, certificate, authorization or permit.

All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of the Escrow Amounts or the Fund or any part thereof.

5. Fees and Expenses. The Escrow Agent shall be entitled to the Escrow Agent Fees in the amount of one and one half percent (1.5%) of any gross deposits into the trust account, to the retention of any interest earned on the funds, and to any administrative expenses incurred in the receipt of, preparation of documents, or disbursal from the Trust Account. Such amounts shall be communicated to the Issuer's representative, who will prepare the closing statement, or, in the case of a Placement Agent, by the Placement Agent, bearing the signature of the Issuer's representative and the Placement Agent.

6. Indemnification and Contribution.

The Issuer and the Placement Agent, if any, collectively referred to as the "Indemnitors" jointly and severally agree to indemnify the Escrow Agent and its officers, directors, employees, agents and shareholders, collectively referred to as the "Indemnitees," against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or reasonably relating to this Agreement or any transaction to which this Agreement reasonably relates, unless such action, claim or proceeding is the result of the willful misconduct or gross negligence of the Indemnitees.

If the indemnification provided for in this section is applicable, but for any reason is held to be unavailable, the Indemnitors shall contribute such amounts as are just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including reasonable counsel fees, actually incurred by the Indemnitees as a result of or in connection with, any amount paid in settlement of, and any action, claim or proceeding arising out of or reasonably relating to any actions or omissions of the Indemnitors.

The provisions of this section shall survive any termination of this Agreement, whether by disbursement of the Fund, resignation of the Escrow Agent or otherwise.

7. Termination of Agreement. This Agreement shall terminate on the final disposition of the Fund, provided that the rights of the Escrow Agent and the obligations of the other parties hereto shall survive the termination hereof and the resignation or removal of the Escrow Agent.

8. Governing Law and Assignment. This Agreement shall be construed in accordance with and governed by the laws of the District of Columbia, without regard to the conflicts of laws principles thereof, and shall be binding, upon the parties hereto and their respective successors and assigns; provided, however, that any assignment or transfer by any party of its rights under this Agreement or with respect to the Escrow Amounts or the Fund shall be void as against the Escrow Agent unless (a) written notice thereof shall be given to the Escrow Agent; and (b) the Escrow Agent shall have consented in writing to such assignment or transfer.

9. Notices. All notices required to be given in connection with this Agreement shall be sent by registered or certified mail, return receipt requested, or by hand delivery with receipt acknowledged, or by the Express Mail service offered by the United States Postal Service, or by email, and addressed, if to the Issuer or the Placement Agent, at their respective addresses, and if to the Escrow Agent, at its address.

10. Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

11. Execution in Several Counterparts. This Agreement may be executed in several counterparts or by separate instruments and by facsimile transmission and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

12. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, of the parties in connection therewith.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

Issuer:
By: Anthony Ramos, Issuer's Representative
Mid-Hudson Region Rural Broadband Company, Inc.
Date: September 24, 2018

Escrow Agent:
By: Olekanma A. Ekekwe, Esquire, Escrow Agent
Date: September 24, 2018

EXHIBIT # 3

Exemplar subscription agreement

TO SEC file no.:10459

Amended Offering Circular
Mid-Hudson Region Rural
Broadband Company, Inc.

September 24, 2018

SUBSCRIPTION AGREEMENT

JOBS Act / Regulation A - Tier 1 only

????? REGION RURAL BROADBAND COMPANY, INC.

2426 L'Enfant Square, SE
Suite 100
Washington, D.C. 20020
Office: 202-642-5238
www.urbroadband.com
tramos@urbroadband.com

ANY SALE SHALL BE VOIDABLE BY THE PURCHASER WITHIN THREE (3) DAYS OF THE CLOSING DATE OF THE SALE.

This Subscription Agreement, (the Agreement) is made and entered into this

_____ day of _____, 2018, as follows:

A. THE PARTIES

1. ????? Region Rural Broadband Company, Inc., the Seller - PARTY OF THE

FIRST PART,

and

Name: _____

Address: _____

City, State, Zip :_____

Phone number: _____

Email address: _____

Social Security number / or if a company, the tax ID number: _____

the Purchaser - PARTY OF THE SECOND PART.

B. THE INTENT OF THE PARTIES

2. The Seller is the owner of an aggregate of shares of common voting shares of

???? Region Rural Broadband Company, Inc., which are being offered pursuant

to an exempt limited offering under amended Regulation A, Tier 1, pursuant to the

JOBS Act.

3. The Seller desires to sell shares and the Purchaser desires to purchase the shares

from the Seller.

C. CONSIDERATION AND PURCHASE

4. IN CONSIDERATION OF and as a condition of the parties entering into this

Agreement, and other valuable consideration, the receipt and sufficiency of which

consideration is acknowledged, the parties to this Agreement agree as follows:

A. Purchase price: the Seller agrees to sell and the Purchaser agrees to purchase all the rights, title, interest and property of the Seller in the shares for the asking price of $1.50 per share;

B. Number of shares to purchase: ??? ;

C. Amount due: a fixed sum of ??? will be payable upon closing of this Agreement.

D. All payments will be in the form of a check, certified check, bank draft, or electronic transfer, payable to (escrow agent information here).

D. REPRESENTATIONS AND WARRANTIES

5. Of the Seller:

A. The Seller is not bound by any agreements that would prevent any

transactions connected with this Agreement;

B. The Seller believes that the Purchaser is purchasing the shares for investment

purposes;

C. The Seller is the owner in clear title of the shares and the shares are free from

any lien, encumbrance, security interests, charges, mortgages, pledges or adverse

claim or other restriction that would prevent the transfer of clear title to the Purchaser ;

D. There is no legal suit or action pending by any party, to the knowledge of the

Seller, that would materially affect this Agreement.

6. Of the Purchaser:

A. The Purchaser will not be recognized as an Issuer, Insider, affiliate or

associate of the Corporation, as defined or recognized under applicable securities laws

or regulations;

B. The Purchaser is purchasing the shares for investment purposes, and,

pursuant to Rule 144 of the Securities Act of 1933, as amended, may sell up to 30% of

the shares immediately, as an aggregate of the total amount of shares sold, and must

hold the remaining shares for a period of at least one year from the date of purchase;

C. The Purchaser is not bound by any agreements that would prevent any

transactions connected with this Agreement;

D. There is no legal suit or action pending any party, to the knowledge of the

Purchaser, that would materially affect this Agreement.

E. CLOSING

7. The Closing of the purchase and sale of the shares will be memorialized by a Closing

Statement, which will serve as an Exhibit to this Subscription Agreement.

Upon the Purchaser's funds clearing escrow, Seller, the Seller will deliver to the

Purchaser, duly executed certificates of the shares.

F. EXPENSES

8. The Seller and the Purchaser agree to pay their own expenses in connection with this Agreement.

G. DIVIDENDS

9. Any dividends of the Seller prior to the Closing Date, shall become the property of the Seller.

10. Any dividends of the Purchaser after the Closing Date, shall become the property of the Purchaser.

H. VOTING RIGHTS

11. Any voting rights of the Seller prior to the Closing Date belong to the Seller.

12. Any voting rights of the Purchaser after the Closing Date belong to the Purchaser.

I. GOVERNING LAW

13. This contract shall be construed in accordance with the laws and regulations of the 1933 Securities Act, as amended for JOBS Act, and with Blue Sky laws and regulations in the State of New York. Upon completion of the sale, the Issuer will file such amendments as are necessary to comply with the reporting requirements of JOBS Act / Regulation A - Tier 1, and will any reporting requirements in the State of New York.

J. MISCELLANEOUS

14. Time is of the essence in this Agreement.

15. This Agreement may be issued in counterparts, and signatures by fax, or as affixed

to a pdf., are acceptable to the Seller and to the Purchaser.

16. All warranties of the Seller and the Purchaser shall survive the Closing.

17. Pursuant to Regulation A, and Rule 144 of the 1933 Securities Act, as amended,

70% of this Agreement will not be assigned by either the Seller or the Purchaser for a

period of at least one year.

18. The Seller and the Purchaser agree that, if any part of this Agreement is held

invalid, then, to the extent possible under law, the remainder of the Agreement shall

remain in full force and effect.

19. The SEC file for this offering may be viewed viewed on the website of

Rural Broadband Company at www.urbroadband.com.

20. This Agreement contains the full Agreement between the parties.

21. If the Buyer wishes to exercise the right of withdrawal, notice to the Issuer's

representative, Anthony Ramos, must be made by email at tramos@urbroadband.com,

by the close of the business day on the third day after the date signed by the parties.

If the Buyer wishes to waive his right of withdrawal, he shall complete the form below,

and sign and date it and provide it to the Issuer's representative at the email address

shown above.

K.

ELECTRONIC SIGNATURES

22. The parties may sign by electronic signature.

L.

SIGNATURES

IN WITNESS HEREOF, the Seller, and the Purchaser have duly affixed their signatures

as proof of their acceptance of the terms and conditions of this Agreement:

For the Seller:

_____
Anthony Ramos, President, & Issuer's Representative

Date: _____, 2018, at New York.

For the Purchaser :

_____
(print name and sign)
Date: _____

WAIVER OF 3-DAY RIGHT OF WITHDRAWAL

I, _____(investor) hereby advise the escrow agent and the Issuer of

????? Region Rural Broadband Company, Inc., that I waive the 3-day right of

withdrawal as stated on the shares purchase agreement.

In other words, I wish for the purchase to be effectuated on the date of the shares

purchase agreement, which is also the date on which payment for the shares is made.

To make clear, therefore, I wish to have my shares issued to me on the date that the

 escrow agent confirms to the Issuer that my funds have cleared.

I HEREBY WAIVE THE 3-DAY RIGHT OF WITHDRAWAL

_____
Investor (print name and sign)

Date: _____